Ex-99(a)(1)(G)

Contacts:
Brian Steer
Mark Goble, M.D.
Gyrus Group PLC
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FOR IMMEDIATE RELEASE

May 4, 2001

GYRUS GROUP PLC ANNOUNCES SIGNING OF MERGER AGREEMENT WITH SOMNUS MEDICAL TECHNOLOGIES, INC.

    LONDON—May 4—Gyrus Group PLC, a public limited company organized under the laws of England and Wales, today announced that Gyrus Group signed and entered into a merger agreement with Somnus Medical Technologies, Inc. (NASDAQ: SOMN) for the proposed acquisition by Gyrus Group of Somnus, which will be effected by a tender offer for all outstanding shares of common stock (including the associated preferred stock purchase rights) of Somnus. Gyrus Group PLC, a medical technology company which designs, develops, manufactures and markets advanced electrosurgical systems based on its PlasmaKinetic™ technology for both open and endoscopic surgical procedures, is located in the United Kingdom. Somnus is a leading designer, developer, manufacturer and marketer of innovative medical devices that utilize their proprietary temperature-controlled radio frequency technology for the treatment of upper airway disorders.

    Under the terms of the merger agreement, a subsidiary of Gyrus Group will commence a tender offer to purchase all outstanding shares of common stock (including the associated preferred stock purchase rights) of Somnus at a offer price of $3.11 per share in cash, with an aggregate purchase price of approximately $55.7 million. This per-share offer price is the same price shareholders of Somnus will receive in the merger. If this tender offer is successful, Somnus will merge with a subsidiary of Gyrus Group. The tender offer will be funded by certain of the proceeds of a firm placing and placing and open offer, which has been fully underwritten by WestLB Panmure Limited. Nomura International plc has been advising Gyrus Group on the tender offer and merger, and has also been involved, along with WestLB Panmure, in arranging the firm placing and placing and open offer.

    The Board of Directors of Somnus has approved the merger agreement and the merger and recommends that shareholders of Somnus tender their shares in the tender offer. The Board also received an opinion from ABN Amro Incorporated, its financial advisor, that the Gyrus Group offer is fair to Somnus shareholders from a financial point of view.

    As a complementary step in its strategy of developing a specialist head and neck surgery business, Gyrus Group also announced today its proposed acquisition of the Ear, Nose & Throat division of Smith & Nephew, Inc. (the "ENT Business"), a market leader in the ear, nose and throat sector of the medical devices industry with a 66-year operating history. The Board of Gyrus Group believes that the Somnus acquisition and the ENT Business will provide Gyrus Group with a platform to expand its business in the management of tissue using less traumatic techniques and will help it to establish a leading positioning the field of head and neck surgery.